Mark A. Humphrey Vice President and Comptroller	Chevron Corporation Comptroller’s Department 6001 Bollinger Canyon Road San Ramon, CA 94583-2324
July 9, 2008
H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Chevron Corporation
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed on February 28, 2008
Form 10-Q for the Fiscal Quarter Ended March 31, 2008
Filed May 8, 2008
File No. 1-00368
Dear Mr. Schwall:
Further to the conversation between Ms. Lily Dang of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission and Mr. Brian M. Wong of Pillsbury Winthrop Shaw Pittman LLP, counsel to Chevron Corporation (the “Registrant”), on July 8, 2008, the Registrant respectfully requests an extension of the date by which it will respond to the Staff’s comment letter dated June 30, 2008 to July 31, 2008.  The extension is requested so that the Registrant may coordinate its responses and incorporate the Staff’s comments into the preparation of the Registrant’s Form 10-Q for the quarter ended June 30, 2008.
Please direct your response related to the information above to Mr. Bill Allman, Assistant Comptroller, at (925) 842-3544, by e-mail at bill.allman@chevron.com or by fax at (925) 842-3754.
Very truly yours,
/s/ Mark A. Humphrey
cc: Mr. T.M. Kee (Pillsbury Winthrop Shaw Pittman)
      Mr. Brian Wong (Pillsbury Winthrop Shaw Pittman)